UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CHEMOCENTRYX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16383L106

(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
England
Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 16383L106	13 D/A3	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,343,492
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 7,343,492
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,343,492 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1) Shares of Common Stock are held of record by Glaxo Group Limited, an indirect wholly owned subsidiary of

GlaxoSmithKline plc.

  (2) Based on 50,378,571 shares of Common Stock outstanding as of July 31, 2018, as reported in the issuers Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018.

Cusip No. 16383L106	13 D/A3	Page 3 of 6

Item 1.  Security and Issuer.

This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 23, 2012 (as amended by Amendment No. 1 filed on May 1, 2013 and Amendment No.2 filed on August 25, 2016, the “Schedule 13D” and as amended by this Amendment No. 3, the “Statement”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of ChemoCentryx, Inc., a Delaware corporation (the “Issuer”). GlaxoSmithKline plc is filing this amendment to reflect its entry into an agreement to dispose of all of its shares of Common Stock. The Issuer’s principal executive offices are located at 850 Maude Avenue, Mountain View, California 94043. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached hereto as well as deleting the second paragraph in its entirety and replacing it with the following:

On September 30, 2016, GlaxoSmithKline plc agreed to a settlement with the SEC relating to an investigation into the commercial practices of certain subsidiaries of GlaxoSmithKline plc in China. The SEC’s order found that GlaxoSmithKline plc violated the internal controls and books and records provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”). GlaxoSmithKline plc consented to the order without admitting or denying the findings, and agreed to pay a $20 million civil penalty. GlaxoSmithKline plc also agreed to provide status reports to the SEC for the next two years on its remediation and implementation of anti-corruption compliance measures.

Other than as set forth above in this Item 2, during the last five years prior to the date hereof, neither GlaxoSmithKline plc nor, to the best knowledge of GlaxoSmithKline plc, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is amended by adding the following immediately before “G.  General” and amending the phrase

“G.   General” to “H General”:

“G.   Stock Purchase Agreement

On September 17, 2018, GSK entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Vifor (International) Ltd. (“Vifor”) pursuant to which GSK agreed to sell to Vifor 7,343,492 shares of Common Stock at a price of $11.69 per share, for an aggregate purchase price of $85,845,421.50. The transaction is subject to certain closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. GSK expects to complete the transaction in the fourth quarter of 2018.

References to and descriptions of the Stock Purchase Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Stock Purchase Agreement which is filed as an exhibit hereto and incorporated by reference herein.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information included in Item 4 is incorporated herein by reference.

Item 7.

This Amendment amends and supplements Item 7 of the Schedule 13D by adding the following:

“6   Stock Purchase Agreement dated September 17, 2018 between Glaxo Group Limited and Vifor (International) Ltd.”

Cusip No. 16383L106	13 D/A3	Page 4 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2018

GLAXOSMITHKLINE PLC

By:	/s/ Simon Dingemans_____________________ Simon Dingemans Authorized Signatory

Cusip No. 16383L106	13 D/A3	Page 5 of 6

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Indian
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Sir Philip Hampton	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss
Dr. Hal Barron	269 E. Grand Avenue South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US

Cusip No. 16383L106	13 D/A3	Page 6 of 6

Corporate Executive Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Manufacturing & Supply	Irish
Luc Debruyne	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Belgian
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	US
Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Daniel Troy	The Navy Yard 5 Crescent Drive Philadelphia, PA 19112	Senior Vice President & General Counsel	US
Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian
Dr. Hal Barron	269 E. Grand Avenue South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US